UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

EGALET CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

28226B104
(CUSIP Number)

Shinya Matsuzawa Corporate Officer, Vice President Legal Affairs Department Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan +81 6 6202 2161	Takashi Takenoshita Chief Executive Officer Shionogi Limited 33 Kingsway London, WC2B 6UF, United Kingdom +44 20 3053 4199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	28226B104
1.	Names of Reporting Person: Shionogi & Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,250,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,250,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%*
14.	Type of Reporting Person (See Instructions): CO

* Based on 25,059,474 shares of Company Common Stock as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No.	28226B104
1.	Names of Reporting Person: Shionogi Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,250,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,250,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%*
14.	Type of Reporting Person (See Instructions): CO

* Based on 25,059,474 shares of Company Common Stock as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015

Item 1. Security and Issuer

This final Amendment No. 2 amends the Schedule 13D/A by Shionogi & Co., Ltd. and Shionogi Limited filed with the U.S. Securities Exchange Commission on July 10, 2014 (the “Schedule 13D/A”), relating to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Egalet Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 460 East Swedesford Road, Suite 1050, Wayne, Pennsylvania 19087. Only those items reported in this Amendment No. 2 are amended and all other items remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D/A.

Item 2. Identity and Background

Items 2 is hereby amended and restated as follows:

(a) - (c) and (f)

The persons filing this Schedule 13D are Shionogi & Co., Ltd. (“Parent”), a company organized under the laws of Japan, and Shionogi Limited (the “Investor”), a company organized under the laws of England and Wales (Parent and Investor, collectively, the “Reporting Persons”).

Parent is a major research-driven pharmaceutical company and engaged in research, development, manufacturing, and marketing activities, with a primary focus on prescription drugs, OTC drugs and diagnostics. Parent’s shares are listed on Tokyo Stock Exchange and Osaka Securities Exchange. The address of the principal business and principal offices of the Parent is 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan.

The Investor, a direct wholly-owned subsidiary of Parent, is the center of Parent’s business in Europe which serves as a hub for development and drive the management of new innovative medicines across Europe, as well as the Middle East and Africa. The areas of focus for the Investor include infectious diseases, allergies, oncology and women’s health. The address of the principal business and principal offices of the Investor is 33 Kingsway, London, WC2B 6UF, United Kingdom.

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship for each director and executive officer of the Parent and the Investor are set forth on Schedule I hereto and incorporated herein by reference.

(d) – (e)

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I attached hereto, has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The last paragraph of Items 4 is hereby amended and restated as follows:

As of December 1, 2015, the Investor submitted a notice to the Company to terminate the License Agreement in its entirety, and the effective date for such termination is March 4, 2016.

Without limiting the generality of the foregoing sentence, subject to the terms and conditions of the License Agreement and the Stock Purchase Agreement, the Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company Common Stock, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing, decreasing or exiting its investment in the Company.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) – (b) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 25,059,474, which include 1,250,000 shares of Company Common Stock issued pursuant to the License Agreement and the Stock Purchase Agreement, as reported in the final prospectus of the Company’s IPO filed with the Securities and Exchange Commission on February 7, 2014. For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Investor is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and the Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 1,250,000 shares of Company Common Stock, representing approximately 4.99% of the outstanding shares of Company Common Stock. The decrease in the Parent’s beneficial ownership is due to an increase in issued and outstanding Company Common Stock resulting from, among other things, issuance of 7,666,667 shares of Company Common Stock in a public offering that closed on July 31, 2015.

Except as set forth above, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Company Common Stock.

(c) Except as described in Item 3 of this Statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto has engaged in any transaction in shares of the Company Common Stock in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last paragraph of Items 6 is hereby amended and restated as follows:

The Company and the Investor and certain other stockholders of the Company entered into a registration rights agreement in connection with the Company’s certain pre-IPO obligations, as filed Exhibit 1 to this Schedule 13D/A (the “Registration Rights Agreement”). Pursuant and subject to the terms of the Registration Rights Agreement, the Investor is entitled to customary demand and piggyback registration rights, which are subject to customary underwriter cutback rights. The Registration Rights Agreement also includes customary indemnification and expense reimbursement obligations in connection with registrations conducted pursuant to the Registration Rights Agreement. The rights of each stockholder under the Registration Rights Agreement terminate upon the earlier to occur of such time as Rule 144 or another similar exemption under the Securities Act of 1933, as amended, is available for the sale of all of those stockholder’s shares without limitation and February 10, 2018.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement which is incorporated herein by reference.

Except for the Stock Purchase Agreement, the License Agreement, the Lockup Agreement, and the Registration Rights Agreement, to the best knowledge of the Reporting Persons, there are no contracts,

arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2, or between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1.	Registration Rights Agreement, dated as of November 20, 2015, by and among Egalet Corporation and the stockholders party thereto including the Investor (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed on November 27, 2015)

2.	Joint Filing Agreement dated as of December 11, 2015 by and between Shionogi & Co., Ltd. and Shionogi Limited

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2015

Shionogi & Co., Ltd.

By:	/s/ Shinya Matsuzawa
Name:	Shinya Matsuzawa
Title:	Corporate Officer Vice President Legal Affairs Department

Shionogi Limited

By:	/s/ Takashi Takenoshita
Name:	Takashi Takenoshita
Title:	Chief Executive Officer

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF SHIONOGI & CO., LTD.

The name and present principal occupation of each of the executive officers and directors of the Parent are set forth below. All individuals named in the table below are employed by the Parent. The address of the principal business and principal office of the Parent is 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan.

Name	Principal Occupation or Employment	Name, Principal Business and Address of Other Corporation or Organization (if different)	Citizenship

Motozo Shiono	Chairman of the Board and Representative Director		Japan

Isao Teshirogi, Ph.D.	President and CEO, Members of the Board		Japan

Akio Nomura	Members of the Board	The Royal Hotel, Ltd. 3-68, Nakanoshima 5-chome, Kita-ku, Osaka 530-0005 Japan	Japan

Teppei Mogi	Members of the Board	Oh-Ebashi LPC & Partners 27F Nakanoshima Festival Tower 3-18, Nakanoshima 2-chome, Kita-ku, Osaka 530-0005 Japan	Japan

Katsuhiko Machida	Members of the Board	Sekisui House, Ltd. 1-88, Oyodonaka 1-chome, Kita-ku, Osaka, 531-0076, Japan	Japan

Takuko Sawada	Senior Executive Officer		Japan

Takuo Fukuda	Executive Officer		Japan

Ryuichi Kume, Ph.D.	Executive Officer		Japan

Yoshiaki Kamoya	Executive Officer		Japan

Takayuki Yoshioka, Ph.D.	Executive Officer		Japan

Kohji Hanasaki, Ph.D.	Corporate Officer		Japan

Masaaki Takeyasu	Corporate Officer		Japan

John Keller, Ph.D.	Corporate Officer	Shionogi Inc. 300 Campus Drive, Florham Park, NJ 07932, USA	United States

Shinya Matsuzawa	Corporate Officer		Japan

Kazuhiro Hatanaka	Corporate Officer		Japan

Miyuki Hiura	Corporate Officer		Japan

Toshinobu Iwasaki, Ph.D.	Corporate Officer	Japan

Takeshi Shiota, Ph.D.	Corporate Officer	Japan

EXECUTIVE OFFICERS AND DIRECTORS OF SHIONOGI LIMITED

The name and present principal occupation of each of the executive officers and directors of the Investor are set forth below. All individuals named in the table below are employed by the Investor. The address of the principal business and principal office of the Investor is 33 Kingsway, London, WC2B 6UF, United Kingdom.

Name	Principal Occupation or Employment	Name, Principal Business and Address of Other Corporation or Organization (if different)	Citizenship

Takashi Takenoshita	Chief Executive Officer, Members of the Board		Japan

Masaaki Takeyasu	Members of the Board	Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan	Japan

John Keller, Ph.D.	Members of the Board	Shionogi Inc. 300 Campus Drive, Florham Park, NJ 07932, USA	United States

Kazuhiro Hatanaka	Members of the Board	Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan	Japan

Kohji Hanasaki, Ph.D.	Members of the Board	Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan	Japan

EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Egalet Corporation, par value $0.001 per share, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of December 2015.

Shionogi & Co., Ltd.

By:	/s/ Shinya Matsuzawa
Name:	Shinya Matsuzawa
Title:	Corporate Officer Vice President Legal Affairs Department

Shionogi Limited

By:	/s/ Takashi Takenoshita
Name:	Takashi Takenoshita
Title:	Chief Executive Officer